Mail Stop 4561

December 12, 2008

Stan Vashovsky
Chairman of the Board and Chief Executive Officer
Health Systems Solutions, Inc.
42 West 39th Street, 6th Floor
New York, NY 10018

> Re: **Health Systems Solutions, Inc.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed on December 4, 2008**
>   **File No. 000-27197**

Dear Mr. Vashovsky:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comment below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Number and Classes of Directors, page 10

1.   We note that your proposed Delaware by-laws establish the maximum number of directors at 11, whereas your current Nevada by-laws establish the maximum number at 9. We also note that your proposed Delaware by-laws authorize holders of a majority of your voting power to call a special meeting of stockholders, whereas your by-laws authorize calling of a special meeting by holders of 10% or more of your voting power. These changes do not appear to be necessitated by the change from Nevada law to Delaware law, but rather appear to be discretionary changes approved by your Board and majority shareholder. Please revise your information statement to clearly present the changes in your by-laws concerning the maximum number of directors and authorization to call a special meeting as individual proposals separate from your reincorporation proposal, and explain your reasons for approving these proposals. Also, in your discussion of the by-law change affecting the maximum number of directors,

>   please discuss any anti-takeover effects of such proposal. See SEC Release No.
>   34-15230 (October 13, 1978).

*   *   *   *   *

As appropriate, please amend your filing and respond to this comment within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comment on your filing.

You may contact Matthew Crispino at (202) 551-3456 if you have questions. If you require further assistance, please contact me at (202) 551-3503.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile: (212) 451-2222
        Mark L. Lakin, Esq.
        Olshan Grundman Frome Rosenzweig & Wolosky LLP